[Table of Contents]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2003

Commission file number: 1-10431

AVX CORPORATION SERP

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION SERP

INDEX

Page No.
Report of Independent Auditors	2
Statement of Financial Condition with Fund Information as of December 31, 2003 and 2002	3-4
Statement of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2003, 2002 and 2001	5-7
Notes to Financial Statements	8-10
Signatures	11
Schedule I-Investments	12
Exhibit:
23.1 Consent of PricewaterhouseCoopers LLP dated March 26, 2004

Report of Independent Auditors

To the Participants and Administrator of
AVX Corporation SERP:

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the net assets available for benefits of the AVX Corporation SERP (the "Plan") at December 31, 2002 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2001, 2002, and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Atlanta, Georgia
March 19, 2004

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerg-ing Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:
Investments at fair value:
Other investments
(cost $3,129,996)	$2,864,379	$5,287	$3,939	$481,194	$278,909	$388,770	$ 399,125	$257,445	$90,402	$483,542	$79,416	$ 61,258	$335,092
AVX Corporation
Common Stock
(cost $264,996)	293,343	293,343	---	---	---	---	---	---	---	---	---	---	---
Kyocera Corporation
American Depository
Shares (cost $319,054)	276,241	---	276,241	---	---	---	---	---	---	---	---	---	---
Total investments	3,433,963	298,630	280,180	481,194	278,909	388,770	399,125	257,445	90,402	483,542	79,416	61,258	335,092

Plan equity	$3,433,963	$298,630	$280,180	$481,194	$278,909	$388,770	$399,125	$257,445	$90,402	$483,542	$79,416	$61,258	$335,092

The accompanying notes are an integral part of the financial statements.
3

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerg-ing Growth Fund
ASSETS:
Investments at fair value:
Other investments
(cost $2,966,911)	$2,192,503	$ ---	$ ---	$328,315	$494,258	$414,239	$287,395	$161,869	$48,406	$375,753	$82,268
AVX Corporation
Common Stock
(cost $236,613)	144,546	144,546	---	---	---	---	---	---	---	---	---
Kyocera Corporation
American Depository
Shares (cost $290,285)	205,340	---	205,340	---	---	---	---	---	---	---	---
Total investments	2,542,389	144,546	205,340	328,315	494,258	414,239	287,395	161,869	48,406	375,753	82,268

Receivable:
Employee contribution	12,688	1,368	1,150	975	1,589	777	825	1,976	1,253	1,717	1,058

Plan equity	$2,555,077	$145,914	$206,490	$329,290	$495,847	$415,016	$288,220	$163,845	$49,659	$377,470	$83,326

The accompanying notes are an integral part of the financial statements.
4

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$42,544	$2,503	$1,862	$935	$22,869	$ ---	$7,911	$3,414	$1,452	$ ---	$268	$259	$1,071
Interest	3,374	---	---	---	---	3,374	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	638,346	117,886	41,110	126,808	45,681	---	85,420	51,569	8,159	124,961	28,895	5,543	2,314
Total income (loss)	684,264	120,389	42,972	127,743	68,550	3,374	93,331	54,983	9,611	124,961	29,163	5,802	3,385

Employee Contributions	335,526	40,346	35,176	34,938	41,683	26,266	17,769	46,542	31,277	37,891	19,366	2,167	2,105

Deductions:
Benefit Payments	(140,904)	(6,787)	(4,458)	(12,720)	---	(55,449)	---	(6,257)	---	(55,233)	---	---	---

Income (loss) and changes in
plan equity	878,886	153,948	73,690	149,961	110,233	(25,809)	111,100	95,268	40,888	107,619	48,529	7,969	5,490

Transfer of funds from
employee investment
elections, net	---	(1,232)	---	1,943	(327,171)	(437)	(195)	(1,668)	(145)	(1,547)	(52,439)	53,289	329,602

Plan equity at beginning of year	2,555,077	145,914	206,490	329,290	495,847	415,016	288,220	163,845	49,659	377,470	83,326	---	---

Plan equity at end of year	$3,433,963	$298,630	$280,180	$481,194	$278,909	$388,770	$399,125	$257,445	$90,402	$483,542	$79,416	$61,258	$335,092

The accompanying notes are an integral part of the financial statements.
5

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund
Net investment income (loss):
Dividends	$41,421	$2,059	$1,497	$ 4,853	$23,240	$ -	$5,869	$2,460	$984	$106	$ 353
Interest	6,284	---	---	---	---	6,284	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(590,444)	(177,713)	(33,233)	(142,921)	7,397	---	(31,378)	(40,743)	(3,350)	(133,089)	(35,414)
Total income (loss)	(542,739)	(175,654)	(31,736)	(138,068)	30,637	6,284	(25,509)	(38,283)	(2,366)	(132,983)	(35,061)

Employee Contributions	370,161	42,466	36,170	26,406	47,494	25,359	20,559	55,239	29,787	54,697	31,984

Deductions:
Benefit Payments	(67,731)	(9,846)	---	(2)	---	(55,480)	---	(2,401)	---	(2)	---

Income (loss) and changes in
plan equity	(240,309)	(143,034)	4,434	(111,664)	78,131	(23,837)	(4,950)	14,555	27,421	(78,288)	(3,077)

Transfer of funds from
employee investment
elections, net	---	---	---	---	---	---	---	---	---	---	---

Plan equity at beginning of year	2,795,386	288,948	202,056	440,954	417,716	438,853	293,170	149,290	22,238	455,758	86,403

Plan equity at end of year	$2,555,077	$145,914	$206,490	$329,290	$495,847	$415,016	$288,220	$163,845	$49,659	$377,470	$ 83,326

The accompanying notes are an integral part of the financial statements.
6

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2001

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund
Net investment income (loss):
Dividends	$ 37,925	$1,449	$1,029	$ 3,765	$ 21,280	$ ---	$ 8,204	$1,549	$ 397	$ ---	$ 252
Interest	15,474	---	---	---	---	15,474	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(308,603)	71,738	(104,275)	(45,639)	(5,319)	---	(29,580)	(16,496)	(877)	(159,957)	(18,198)
Total income (loss)	(255,204)	73,187	(103,246)	(41,874)	15,961	15,474	(21,376)	(14,947)	(480)	(159,957)	(17,946)

Employee Contributions	854,795	98,122	78,955	174,242	110,792	67,883	85,026	59,365	14,933	115,625	49,852

Deductions:
Benefit Payments	(69,877)	(11,398)	---	(4)	---	(54,181)	---	(4,294)	---	---	---

Income (loss) and changes in
plan equity	529,714	159,911	(24,291)	132,364	126,753	29,176	63,650	40,124	14,453	(44,332)	31,906

Transfer of funds from
employee investment
elections, net	---	(38)	(32)	(205)	(74)	55,255	(48)	(21)	(2)	(54,823)	(12)

Plan equity at beginning of year	2,265,672	129,075	226,379	308,795	291,037	354,422	229,568	109,187	7,787	554,913	54,509

Plan equity at end of year	$2,795,386	$288,948	$202,056	$440,954	$417,716	$438,853	$293,170	$149,290	$22,238	$455,758	$ 86,403

The accompanying notes are an integral part of the financial statements.
7

AVX CORPORATION SERP

NOTES TO FINANCIAL STATEMENTS

  Description of Plan

  The following brief description of the AVX Corporation SERP (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  The Plan was established January 1, 1998 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits.

  The Plan's investments are held by a trust fund administered by HSBC Bank USA (the "Trustee").

  Eligibility

  Any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $200,000 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Plan.

  Benefits

  Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years. Each participant shall be fully vested and have a nonforfeitable interest in his account.

  Deferred Compensation Amounts

  The Plan allows participants to defer receipt of all or a portion of annual compensation currently in excess of $200,000 (as such limit is defined by the Internal Revenue code) otherwise payable by the Company to such employee.

  Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are presented on the accrual basis of accounting.

  Investment Valuation and Income Recognition

  Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

  Administrative Expenses

  Administrative expenses of the Plan are paid by the Company.

  Investments

  As of December 31, 2003, the investment alternatives include the following:

  Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations. This fund had four participants at December 31, 2002 and seven participants at December 31, 2003.

  T. Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had four participants at December 31, 2002 and three participants at December 31, 2003. This fund is no longer an investment alternative for future contributions.

  Seligman Equity Portfolio: The Seligman Equity Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks. This fund had nine participants at December 31, 2002 and ten participants at December 31, 2003.

  Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general. This fund had three participants at December 31, 2002 and 2003.

  Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. This fund had seven participants at December 31, 2002 and eight participants at December 31, 2003.

  AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund gives participants the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general. This fund had thirteen participants at December 31, 2002 and twelve participants at December 31, 2003.

  Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential. This fund had six participants at December 31, 2002 and 2003.

  Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had eleven participants at December 31, 2002 and ten participants at December 31, 2003.

  Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 Index by investing in each of the Index's 500 stocks according to each stock's weighting in the Index. This fund had nine participants at December 31, 2002 and 2003.

  MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund had six participants at December 31, 2002 and four participants at December 31, 2003. This fund is no longer an investment alternative for future contributions.

  Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund option was added to the Plan during 2003 and had four participants at December 31, 2003.

  PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund option was added to the Plan during 2003 and had three participants at December 31, 2003.

  The Plan's realized losses for the years ended December 31 were as follows:

	2001	2002	2003
Proceeds	$272,225	$159,314	$1,014,794
Aggregate cost	302,117	163,051	1,047,784
Realized losses	$(29,892)	$ (3,737)	$ (32,990)

  The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	2001	2002	2003
AVX Corporation Common Stock	$ 84,382	$ (92,024)	$ 28,347
Kyocera ADS	(51,713)	(84,945)	(42,813)
Other investments	(397,382)	(774,451)	(265,617)
Total Unrealized Depreciation	$(364,713)	$(951,420)	$(280,083)

  Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized gains (losses) and the cumulative change in unrealized appreciation (depreciation) for the respective years.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition with fund information. The market value of the Plan assets are included as an asset and a liability on the Company's balance sheet because the Plan's assets are available to AVX's general creditors in the event of the Company's insolvency.

  Plan Termination

  Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a Participant, adversely affect such Participant's rights with respect to amounts then accrued in his/her account.

  Federal Income Taxes

  The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

  Transactions with Parties-In-Interest

Amounts of Kyocera ADS, the Company's majority stockholder, held by the Plan at December 31 were as follows:

	2002	2003
Shares	3,593	4,123
Market value per share	$57.15	$67.00
Market value	$205,340	$276,241

Amounts of AVX Corporation stock held by the Plan at December 31 were as follows:

	2002	2003
Shares	14,754	17,650
Market value per share	$9.80	$16.62
Market value	$144,546	$293,343

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION SERP

(Name of Plan)

BY:	/S/ KURT P. CUMMINGS

Kurt P. Cummings
Member of Administrative Committee

Date: March 31, 2004

AVX CORPORATION SERP

SCHEDULE I - INVESTMENTS

As of December 31, 2003
Description	Number of shares/units	Market value	Percentage of Net Assets
Short-term Temporary Investments	9,226	$ 9,226	0.3%
T. Rowe Price Spectrum Income Fund	23,703	278,909	8.1%
Vanguard Treasury Money Market Fund	388,770	388,770	11.3%
Janus Balanced Fund	4,534	90,402	2.6%
Janus Fund	20,603	483,542	14.1%
MFS Emerging Growth Fund	2,809	79,416	2.3%
Seligman Equity Portfolio	47,785	481,194	14.0%
Templeton Foreign Fund	37,512	399,125	11.6%
Vanguard 500 Index Fund	2,507	257,445	7.5%
Lord Abbett Mid-Cap Value Fund	3,253	61,258	1.8%
PIMCO Total Return Fund	31,288	335,092	9.8%
AVX Corporation Common Stock	17,650	293,343	8.6%
Kyocera ADS	4,123	276,241	8.0%
Total Investments		3,433,963